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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


                                SCHEDULE 13D


                 Under the Securities Exchange Act of 1934
                             (Amendment No. 4)*

                             Baltimore Bancorp
- --------------------------------------------------------------------------------
                              (Name of Issuer)
                  Common Stock, par value $5.00 per share
- --------------------------------------------------------------------------------
                       (Title of Class of Securities)


                                059029 10 8
- --------------------------------------------------------------------------------
                               (CUSIP Number)
                          James L. Mitchell, Esq.
          Executive Vice President, General Counsel and Secretary
                       First Fidelity Bancorporation
                              550 Broad Street
                          Newark, New Jersey 07102
                               (201) 565-3200
- --------------------------------------------------------------------------------
    (Name, Address and Telephone Number of Person Authorized to Receive
                        Notices and Communications)

                             November 29, 1994
- --------------------------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with the statement [ ].
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SCHEDULE 13D
CUSIP NO. 059029 10 8                   Page 2 of 4
                                        Pages



1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     First Fidelity Bancorporation
     22-2826775
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)[ ] (b)[ ]
3    SEC USE ONLY
4    SOURCE OF FUNDS
     WC
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     New Jersey

NUMBER OF      7    SOLE VOTING POWER
SHARES              0
BENEFICIALLY
EACH           8    SHARED VOTING POWER
REPORTING           0
PERSON
WITH           9    SOLE DISPOSITIVE POWER
                    0

               10   SHARED VOTING POWER
                    0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     0
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* []
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0
14   TYPE OF REPORTING PERSON*
     HC; CO

          First Fidelity Bancorporation ("First Fidelity"), a New Jersey corporation registered as a bank holding company under the Bank Holding Company Act of 1956, as amended, hereby further amends and supplements its Schedule 13D, originally filed on April 1, 1994 (the "Original
Schedule 13D"), with respect to its deemed beneficial ownership of 3,300,000 shares of Common Stock, par value $5.00 per share (the "Common Stock"), of Baltimore Bancorp, a Maryland corporation (the "Company"). Capitalized terms used herein but not otherwise defined shall have the meanings given to such terms in the Original Schedule 13D.

Item 4.   Purpose of the Transaction.

          The response set forth in item 4 of the original Schedule 13D is hereby amended and supplemented by the following:

          On November 29, 1994, upon satisfaction or waiver of all conditions specified in the Merger Agreement, as amended by an Amendment, dated October 17, 1994, providing for an alternative to the Thrift Merger, the Merger was consummated in accordance with the terms of the Merger Agreement, as amended. In connection with the Merger, the Option Agreement was terminated in accordance with its terms. First Fidelity did not exercise any rights to purchase Common Stock pursuant to the Option Agreement.

Item 5.   Interest in Securities of the Issuer.

          The responses set forth in Items 5(a)-(c) of the Original
Schedule 13D are hereby further amended and supplemented by the following:

          In connection with consummation of the Merger on November 29, 1994, the Option was cancelled without having been exercised and the Option Agreement was terminated. In addition, upon consummation of the Merger, in accordance with the terms of the Merger Agreement, as amended, all of the Company Common Stock (except shares held directly or indirectly by First Fidelity other than shares held by First Fidelity in a fiduciary capacity or in satisfaction of a debt previously contracted) was converted into the right to receive the merger Consideration and the Company is no longer an independent, publicly-traded company. Under the terms of the Merger Agreement, as amended, all Company Common Stock held directly or indirectly by First Fidelity, other than shares held in a fiduciary capacity or in satisfaction of a debt previously contracted, was cancelled and retired and ceased to exist upon consummation of the Merger and no exchange or payment was made with respect thereto.

                                  SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated:  December 20, 1994


                         FIRST FIDELITY BANCORPORATION



                         By:     /s/ JAMES L. MITCHELL
                         Name:   James L. Mitchell
                         Title:  Executive Vice President,
                                  General Counsel and
                                   Secretary